Exhibit 12.1

ESCHELON TELECOM, INC.

EARNINGS TO FIXED CHARGES RATIO

						Nine months ended
						September 30,
	2000	2001	2002	2003	2004	2004	2005
Fixed Charges
Interest Expense	9,274	12,958	5,729	1,754	11,452	7,911	22,033

Rental Expense	3,936	5,495	5,837	6,007	5,087	4,549	5,817
Interest Rate	8%	8%	8%	8%	8%	8%	8%
Estimated Interest Within Rental Expense	315	440	467	481	407	364	465

Preference Security Dividend of Subsidiaries	—	—	—	—	—	—	—
Effective Tax Rate	0.00%	0.00%	0.25%	0.16%	0.38%	0.00%	0.00%
Pre-Tax Amount	—	—	—	—	—	—	—

Fixed Charges	9,589	13,398	6,196	2,235	11,859	8,275	22,498

Earnings
Pre-tax Net Income (Loss)	(52,644)	(53,702)	20,193	(17,178)	1,115	6,582	(23,856)
Fixed Charges	9,589	13,398	6,196	2,235	11,859	8,275	22,498
Preference Security Dividend	—	—	—	—	—	—	—

Earnings	(43,055)	(40,304)	26,389	(14,943)	12,974	14,857	(1,358)

Earnings to Fixed Charges Ratio	(4.5)	(3.0)	4.3	(6.7)	1.1	1.8	(0.1)
Deficiency	52,644	53,702	—	17,178	—	—	23,856